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                               February 18, 2021

       Steven Hochberg
       President and Chief Executive Officer
       Deerfield Healthcare Technology Acquisitions Corp.
       345 Park Avenue South
       New York, NY 10010

                                                        Re: Deerfield
Healthcare Technology Acquisitions Corp.
                                                            Schedule 14A
                                                            Filed January 20,
2021
                                                            File No. 001-39391

       Dear Mr. Hochberg:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PRE14A Filed January 20, 2021

       Q: What is being voted on?, page 6

   1.                                                   Please include a form
of proxy card marked as    preliminary    in your next amendment.
       Q: How will DFHT   s sponsor, directors, officers and certain other
investors vote?, page 10

   2. We note your disclosure "' Additionally Deerfield Partners agreed to vote the 3,360,000 public shares
underlying the units it purchased in the IPO in favor of the Business
                                                        Combination, subject to
Deerfield Partners' consent right." Footnote 3 to the Beneficial
                                                        Ownership table on page
260 appears to indicate that the 3,360,000 shares held by
                                                        Deerfield Partners is a
subset of the shares held by the initial shareholders, as opposed to the additional shares
committed to voting in favor of the Business Combination. If this statement is accurate,
please revise your discussion accordingly. Alternatively, please provide further
information to clarify.
 Steven Hochberg
FirstName  LastNameSteven  Hochberg
Deerfield Healthcare Technology Acquisitions Corp.
Comapany18,
February   NameDeerfield
             2021         Healthcare Technology Acquisitions Corp.
February
Page 2 18, 2021 Page 2
FirstName LastName
Q: What interests do DHFT's sponsors and current directors have in the Business Combination, page 10

3. Please expand the ninth bullet point to also note that the initial investors' waiver of redemption rights and liquidating distributions means that a transaction resulting in an increase in value for the initial shareholders but a loss in value for public shareholders results, will result in a total loss of investment for the initial investors if the transaction is not approved and an alternative business combination is not consummated.
SUMMARY OF THE PROXY STATEMENT
Parties to the Business Combination, page 19

4. Please revise to provide a brief description of the general nature of the business conducted by CareMax and IMC.
5. Please include a description of the affiliations between Deerfield Management, Deerfield
         Partners and DFHTA Sponsors LLC. Your description should identify the person(s) with investment and voting control.
RISK FACTORS, page 37

6. Please include a risk factor regarding IMC's history of net losses and negative cash flows from operations.
Unaudited Pro Forma Condensed Combined Financial Information, page 89

7. You have presented certain of your pro forma adjustments on a net basis in the unaudited pro forma financial statements. As these adjustments are not presented gross on the face of the pro forma statements, a detailed explanation of the components of the net adjustments should be presented in the notes to the pro forma financial statements. For example, we note the difference between the pro forma net change in cash on the balance sheet with the amount disclosed in footnote 1 and footnote 4 a). Please provide a summary of the details of the gross adjustments that sum to each net adjustment presented on the face of the pro forma financial statements in the notes to the pro forma financial statements.
8. Notwithstanding the footnotes you have provided at the bottom of the page 90-92, to the extent the columns presented are not derived from their respective historical financial statements, please label them as pro forma.

Note 1, page 93

9. You disclose under the Anticipated Accounting Treatment section on page 25 that the acquisition of CareMax will be regarded as a reverse recapitalization in which CareMax is deemed to be the accounting acquirer because its former owners will retain control of
         DFHT and IMC after the exchange. Your headnote to the pro pro formas on page 89
 Steven Hochberg
FirstName  LastNameSteven  Hochberg
Deerfield Healthcare Technology Acquisitions Corp.
Comapany18,
February   NameDeerfield
             2021         Healthcare Technology Acquisitions Corp.
February
Page 3 18, 2021 Page 3
FirstName LastName
         refers to the guidance in ASC 805 for identifying the accounting acquirer. With reference to the relative voting rights of Legacy CareMax, Legacy IMC and Legacy DFHT shareholders as well as the facts and circumstances you considered in identifying the accounting acquirer, please fully explain your basis for this accounting and expand your disclosures to clarify how you determined that CareMax is the accounting acquirer. Refer to ASC 805-10-55-10 through 14.
Note 3 - Reclassifications and Adjustments to Historical Information of DFHT, CareMax and
IMC , page 97

10. Please explain the nature of the pro forma information presented in the table presented on page 100. In this regard, it is not clear why you have presented a $7,283 interest expense pro forma adjustment, as that amount is not reflected in the pro forma combined column.
Note 4, page 103

11. Please revise your presentation related to your pro forma stockholders' equity to separately present the pro forma adjustments necessary to effect the impact of the reverse recapitalization accounting of DFHT by CareMax, the acquisition accounting for the business combination with IMC and the potential redemptions by the Class A shareholder. In this regard, you should separately present the following:

                The fair value of the shares issued in connection with your acquisition of IMC;
                The elimination of IMC   s $36.2M historical shareholders
equity as of September 30,
              2019 to effect the acquisition method of accounting described in
Note 5;
                The elimination of DFHT   s $5M stockholder   s equity and the
equity impact of the
              reverse merger transaction with CareMax; and
                The reclassification of the Class A shares as a pro forma adjustment based on the assumption for no redemption and maximum redemption.

         Please note that the above list may not be exhaustive. Your note should discuss each material pro forma adjustment necessary to depict transactions you are presenting and, to the extent necessary, how the adjustments were derived or calculated.
Note 4f, page 105

12. We note that the new debt relates to a commitment letter from certain lending affiliates of
         Royal Bank of Canada to syndicate and arrange $125 million senior secured credit facilities. Please expand your disclosure to explain whether the 6% interest rate used for this pro forma adjustment is the actual rate for which you have a commitment. If not, please clarify how you determined this rate. In addition, to the extent that this rate may vary, disclose the effect of a 1/8 percent variance in interest rates.
Note 4h, page 105

13. Please provide an adjustment to reflect income taxes for CareMax or expand your
 Steven Hochberg
FirstName  LastNameSteven  Hochberg
Deerfield Healthcare Technology Acquisitions Corp.
Comapany18,
February   NameDeerfield
             2021         Healthcare Technology Acquisitions Corp.
February
Page 4 18, 2021 Page 4
FirstName LastName
         disclosures to clarify why such an adjustment is not necessary. In this regard, we note from CareMax's historical financial statements that, as a single member LLC, they were a disregarded entity for federal income taxes purposes.
Note 5, page 106

14. We have the following comments regarding the information presented in this note:

                You indicate that the purchase price of IMC was approximately $295.3M.
              Disclose the fair value for each component of the consideration transferred. Disclose how you determined the fair value of the DFHT shares as well as the contingent consideration. Disclose the date at which the stock price was determined and include a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent share price. In addition, to the extent the purchase price allocation is preliminary, please disclose this fact and discuss the potential impact to the pro forma financial statements as a result of finalizing the purchase price allocation;
                Provide a discussion of the fair value methodologies along with the material
              assumptions used to estimate the $470,000 fair value for IMC   s
trademarks and
              tradenames. In this regard, we note that you eliminated almost $18 million of intangible assets reflected in the historical financial statements of IMC;
                If the results of your fair value determination for intangible assets does result in only
              $470,000 of intangible assets, please provide us with sufficiently detailed information regarding IMC's intangible asset impairment testing as of September 30, 2020, such that they concluded that an impairment loss was necessary;
                Explain what consideration you gave to recognizing other intangible assets such as customer lists or risk contracts;
                Provide a qualitative description of the factors that make up the $262.8 million in goodwill recognized. Refer to ASC 805-30-50-1a. In this regard, we note that the goodwill recognized for this acquisition is material to your pro forma balance sheet;
                You indicate that the purchase price included paid indebtedness of $77.4 million.
              With reference to the $96.3 million of long term debt reflected on IMC's September
              30, 2020 balance sheet, explain how the remaining debt was accounted for;
                Explain why there are no apparent pro forma income statement adjustments other than interest expense. In this regard, we note that IMC has $1.6 million and $1.2 million of amortization expense recognized in its historical financial statements for the year ended December 31, 2019 and the nine months ended September 30, 2020 related to trademarks and tradenames which have been all but eliminated in your pro forma balance sheet; and
                Present information in this note to that provides how the pro forma adjustments reflected on pages 90 through 92 were derived or calculated. Comparative Per Share Information, page 107
 Steven Hochberg
FirstName  LastNameSteven  Hochberg
Deerfield Healthcare Technology Acquisitions Corp.
Comapany18,
February   NameDeerfield
             2021         Healthcare Technology Acquisitions Corp.
February
Page 5 18, 2021 Page 5
FirstName LastName
15. Please expand your disclosures to provide historical book value per share and earnings per share information for CareMax and IMC as well equivalent pro forma per share data.
         Refer to the instructions to Item 14, paragraph 7(b)(10) of Schedule 14A. See Instruction
         2 to the Item for guidance on equivalent per share data.
PROPOSAL NO. 1     APPROVAL OF THE BUSINESS COMBINATION PROPOSAL
Background of the Business Combination, page 130

16. Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:
             the material terms for any proposals and subsequent proposals and counter offers;
             valuations; and
             at what point other strategic alternatives were eliminated from consideration.
17. To the extent material, please identify the individuals who participated in the meetings and discussions described in this section. For example, please identify the representatives and advisors of DFHT and IMC that participated in the discussions referenced in the fourth paragraph on page 131.
18. We note that representatives of DFHT were contacted by numerous individuals and entities who offered to present ideas for acquisition opportunities, some with which
         DFHT   s officers and directors had pre-existing relationships. Please clarify when
         CareMax and IMC were introduced or identified as acquisition opportunities and, if applicable, whether introductions were by entities with a pre-existing relationship with
         DFHT   s officers and directors.
19. With reference to the second and third paragraphs on page 131, please revise this section to describe all contacts with various parties during the evaluation by the Company of potential business combinations. Please disclose the number of companies that were contacted, how the potential acquisition opportunities were identified, and the analysis and evaluation that was conducted with respect to each potential acquisition opportunity. To the extent that any preliminary proposals were submitted/received from eliminated targets, please disclose all material proposal terms, including transaction structure, valuation, and equity split distribution.
20. We note that insufficient profitability is one of the reasons cited for abandoning consideration of certain potential targets. Please include a discussion of your decision to pursue a business combination with IMC despite the fact that it has not been profitable.
DFHT   s Board of Directors    Reasons for the Approval of the Business
Combination, page 134

21. Please describe in greater detail all material analyses the board relied upon in evaluating
 Steven Hochberg
FirstName  LastNameSteven  Hochberg
Deerfield Healthcare Technology Acquisitions Corp.
Comapany18,
February   NameDeerfield
             2021         Healthcare Technology Acquisitions Corp.
February
Page 6 18, 2021 Page 6
FirstName LastName
         the financial aspects of the business combination. If there were any analyses that did not support the fairness of the transaction, please include appropriate disclosure.
         Additionally, for your Comparable Companies discussion, please further describe the criteria used to select the Comparable Companies and disclose whether any comparables were excluded from your evluation, and, if so, the reasons for making such exclusions.
Selected Historical Financial Information of DFHT, page 162

22. Please provide selected financial data in accordance with Item 301 of Regulation S-K for your pro forma financial information. Refer to Item 14, Instruction 7(b)(9) to Schedule
         14A for guidance.
BUSINESS OF CAREMAX
Payor Relationships, page 178

23. We note your disclosure that a significant portion of your revenue is concentrated with three large payors which comprised approximately 98% of your revenue for the nine months ended September 30, 2020. Please revise to state that 92% of your revenue for the nine months ended September 30, 2020 was from a single payor, HealthSun. Please also revise to discuss the material terms of your capitation arrangement with HealthSun.
Intellectual Property, page 188

24. Your disclosure on page 53 states that you do not currently hold a patent or other registered or applied for intellectual property protection for the CareOptimize platform.
         Please revise your disclosure here to make this clear and, if applicable, discuss the other types of intellectual property right protections applicable to CareOptimize. Please also include similar revisions on page 225.
CAREMAX MANAGEMENT   S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Key Factors Affecting CareMax   s Performance
CareMax's Patients, page 192

25.      We note CareMax   s value proposition to improve patients    health
and reduce healthcare
         costs by providing a more comprehensive patient experience via the CareMax system, whereby CareMax invests more heavily in primary care to avoid more expensive downstream costs, such as hospital admissions. Please revise to disclose whether
         COVID-19 increased hospital admissions and emergency department visits. Quantify any applicable increases and clarify how those expenses impacted your income statement for the reported periods. Please also include similar disclosure for IMC. BUSINESS OF IMC
Overview, page 212

26. We note your statement that IMC has proven that it can translate the above high touch
 Steven Hochberg
FirstName  LastNameSteven  Hochberg
Deerfield Healthcare Technology Acquisitions Corp.
Comapany18,
February   NameDeerfield
             2021         Healthcare Technology Acquisitions Corp.
February
Page 7 18, 2021 Page 7
FirstName LastName
         service model into economic benefits. Please revise to provide context for this statement by disclosing the fact that you have incurred net losses for fiscal year ended December 31,
         2019 and 2018 and that you have limited experience managing contracts with full risk. In this section, please also disclose your reliance on a limited number of payors, identify them, and quantify the portion of your revenues attributable to them. Report of Independent Registered Public Accounting Firm, page F-50

27. We note that the auditor for CareMax has only served as their auditor since 2020. Please address whether the whether the disclosures required by Item 304(b) of Regulation S-K are necessary. Address this comment as it relates to IMC. Refer to
Item 14(c)(2) of
         Schedule 14A and Part C of Form S-4.
CareMax Medical Group, LLC and Affiliates Combined Financial Statements
Note 1. Nature of Business - Bases of Presentation and Consolidation, page F-55

28.      You disclose that MHP and CMG share common ownership, with the majority of
         ownership being through organizations controlled by the Company management, which is consistent across MHP and CMG. Please provide us a table that shows the
         ownership interests in both MHP and CMG. Identify the significant shareholders of each entity and indicate the voting percentage they hold in each entity. Explain whether there are any voting agreements. Please also show us the ownership interests after the transaction described on page 30 in which each equity holder of MHP shall contribute its
         HMP equity interests for equity interests in CareMax. In this regard, based on the lack of disclosures presented in your pro forma financial information, we assume you will account for this transaction as entities under common control. Please provide support for such accounting.
29. You indicate that the Company consolidates Hialeah, Pembroke Pines, and Pines Care because it has a controlling financial interest in them. You also disclose that the Company assesses whether it has a controlling financial interest through means other than voting
         rights over potential variable interest entities (or    VIEs   ) and
consolidates a VIE if the
         Company is the primary beneficiary of the VIE. With reference to ASC 810-10-15-14, please expand disclosures to clarify whether Hialeah, Pembroke Pines and Pines Care are
         VIEs. To the extent these entities are VIEs, expand your disclosures to provide all the information required by ASC 805-10-50-7 through 50-14.
General

30. We note that the Closing Consideration includes the issuance Class A common Stock to the equityholders of CareMax and IMC. Please tell us what exemption from the Securities
         Act that you are relying upon and the facts supporting your use of the exemption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Steven Hochberg
Deerfield Healthcare Technology Acquisitions Corp.
February 18, 2021
Page 8

       You may contact Gary Newberry at 202-551-3761 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameSteven Hochberg                    Sincerely,
Comapany NameDeerfield Healthcare Technology Acquisitions Corp.
                                                     Division of Corporation
Finance
February 18, 2021 Page 8                             Office of Life Sciences
FirstName LastName